Exhibit 99.1

iQIYI Announces First Quarter 2019 Financial Results

BEIJING, May 16, 2019 – iQIYI, Inc. (NASDAQ: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•	Total revenues were RMB7.0 billion (US$1.0 billion1), representing a 43% increase from the same period in 2018.

•	Operating loss was RMB2.0 billion (US$301.9 million) and operating loss margin was 29%, compared to operating loss of RMB1.1 billion and operating loss margin of 22% in the same period in 2018.

•

Net loss attributable to iQIYI was RMB1.8 billion (US$270.3 million), compared to net loss attributable to iQIYI of RMB395.7 million in the same period in 2018. Diluted net loss attributable to iQIYI per ADS was RMB2.52 (US$0.35).

•

The number of total subscribing members was 96.8 million as of March 31, 2019, 98.6% of whom were paying subscribing members. This compares to 61.3 million of total subscribing members as of March 31, 2018, up 58% year over year.

“We started off 2019 with a solid quarter of results, especially in membership business driven by our rapidly growing subscriber base of 96.8 million at quarter end,” commented Dr. Yu Gong, Founder, Director and Chief Executive Officer of iQIYI. “We further strengthened our platform and continued to take the lead in China’s internet video streaming industry in terms of various 3rd-party tracking metrics. Our strategy remains focused on producing high quality original content and refining our IP-centered content ecosystem which will be the key drivers for our future growth. As China’s online entertainment industry is entering a new phase of growth, we believe we are well-positioned to capture the enormous opportunities for us in the years to come.”

“We delivered another quarter of decent top-line growth with total revenues increasing 43% year-over-year to RMB7.0 billion,” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “Membership business again spearheaded the growth in the quarter, reflecting the strength and popularity of our vast library of premium content. We also continued to broaden and diversify our revenue streams by fully leveraging the IP value of our original content. As 2019 unfolds, we will continue to build and invest in our content ecosystem which is the foundation for us to achieve long-term sustainable growth.”

Footnotes:
[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the effective noon buying rate as of March 29, 2019, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

First Quarter 2019 Financial Results

Total revenues reached RMB7.0 billion (US$1.0 billion), representing a 43% increase from the same period in 2018.

Membership services revenue was RMB3.4 billion (US$513.4 million), representing a 64% increase from the same period in 2018. The increase resulted from the strong growth in the number of subscribing members, driven by our premium content as well as various operational initiatives during the quarter.

Online advertising services revenue was RMB2.1 billion (US$315.8 million), flat compared to the same period in 2018 due to the challenging macroeconomic environment in China and slower-than-expected recovery of our in-feed advertising.

Content distribution revenue was RMB442.6 million (US$66.0 million), representing a 66% increase from the same period in 2018. The strong growth was primarily attributable to a number of premium content titles that we distributed during the quarter.

Other revenues were RMB982.5 million (US$146.4 million), representing a 143% increase from the same period in 2018. The increase was driven by strong performance across various vertical business lines, especially the robust growth of our game business after the acquisition of Skymoons, which launched several successful games during the quarter.

Cost of revenues was RMB7.3 billion (US$1.1 billion), representing a 50% increase from the same period in 2018. The increase was primarily driven by higher content costs as well as other cost items. Content costs as a component of cost of revenues were RMB5.3 billion (US$793.9 million), representing a 38% increase from the same period in 2018.

Selling, general and administrative expenses were RMB1.1 billion (US$170.0 million), representing a 62% increase from the same period in 2018. This was primarily due to increased share-based compensation expenses and marketing spending on game business associated with the consolidation of Skymoons.

Research and development expenses were RMB598.1 million (US$89.1 million), representing a 54% increase from the same period in 2018, primarily due to the increase of personnel-related compensation expenses.

Operating loss was RMB2.0 billion (US$301.9 million), compared to operating loss of RMB1.1 billion in the same period in 2018. Operating loss margin was 29%, compared to operating loss margin of 22% in the same period in 2018.

Total other income was RMB211.1 million (US$31.5 million), compared to total other income of RMB666.2 million during the same period of 2018. The majority of the year-over-year variance was due to the fair value gain we recognized in the first quarter of 2018 arising from our private company equity investments. The remaining variance came from less foreign exchange gain we recognized this quarter due to the fluctuation of exchange rate between Renminbi and the U.S. dollar, as well as increased interest expenses associated with our financing activities.

Loss before income taxes was RMB1.8 billion (US$270.4 million), compared to loss before income taxes of RMB396.2 million in the same period in 2018.

Income tax expense was RMB7.4 million (US$1.1 million), compared to income tax expense of RMB0.5 million in the same period in 2018.

Net loss attributable to iQIYI was RMB1.8 billion (US$270.3 million), compared to net loss attributable to iQIYI of RMB395.7 million in the same period in 2018. Diluted net loss attributable to iQIYI per ADS was RMB2.52 (US$0.35) for the first quarter of 2019.

As of March 31, 2019, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB17.9 billion (US$2.7 billion). In March 2019, we closed the offering of US$1.2 billion in aggregate principal amount of convertible senior notes, and received aggregate net proceeds of approximately US$1,178.2 million after deducting discounts and commissions and offering expenses from the offering.

Financial Guidance

For the second quarter of 2019, iQIYI expects total net revenues to be between RMB6.91 billion (US$1.0 billion) and RMB7.29 billion (US$1.1 billion), representing a 12% to 18% increase from the same period in 2018. This forecast reflects iQIYI’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 8:00 PM on May 16, 2019, U.S. Eastern Time (8:00 AM on May 17, 2019, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International	+65 67135090
China	4006 208038
US	+1 845 675 0437
UK	+44 2036 214779
Hong Kong	+852 3018 6771
Passcode:	6672348

A telephone replay of the call will be available two hours after the conclusion of the conference call through May 24, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
Passcode:	6672348

A live and archived webcast of this conference call will be available at http://ir.iqiyi.com.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, live broadcasting, online games, IP licensing, online literature and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	2,094,985	3,200,981	3,445,343
Online advertising services	2,110,670	2,203,637	2,119,433
Content distribution	266,670	522,038	442,620
Others	404,980	1,100,666	982,523

Total revenues	4,877,305	7,027,322	6,989,919

Operating costs and expenses:
Cost of revenues	(4,848,219)	(8,522,761)	(7,277,196)
Selling, general and administrative	(704,237)	(1,221,681)	(1,140,611)
Research and development	(387,329)	(607,468)	(598,072)

Total operating costs and expenses	(5,939,785)	(10,351,910)	(9,015,879)

Operating loss	(1,062,480)	(3,324,588)	(2,025,960)

Other expense
Interest income	4,726	118,025	65,097
Interest expenses	(8,325)	(61,238)	(135,247)
Foreign exchange gain/(loss), net	474,155	(73,836)	328,035
Loss from equity method investments	(99)	(16,016)	(34,535)
Other income/(expense), net	195,780	(1,686)	(12,224)

Total other income /(expense), net	666,237	(34,751)	211,126

Loss before income taxes	(396,243)	(3,359,339)	(1,814,834)

Income tax expense	(509)	(79,492)	(7,443)

Net loss	(396,752)	(3,438,831)	(1,822,277)

Less: Net (loss) income attributable to noncontrolling interests	(1,059)	37,888	(8,301)

Net loss attributable to iQIYI, Inc.	(395,693)	(3,476,719)	(1,813,976)
Accretion of redeemable convertible preferred shares	(289,363)	—	—

Net loss attributable to ordinary shareholders	(685,056)	(3,476,719)	(1,813,976)

Net loss per Class A and Class B ordinary share:
Basic	(1.97)	(0.69)	(0.36)
Diluted	(1.97)	(0.69)	(0.36)

Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	—	(4.83)	(2.52)
Diluted	—	(4.83)	(2.52)

Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	347,381,732	5,069,616,758	5,083,030,810
Diluted	347,381,732	5,069,616,758	5,083,030,810

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	March 31,
	2018	2019
	RMB	RMB
	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,586,405	11,874,293
Restricted cash	2,174,042	2,151,245
Short-term investments	6,061,832	3,886,002
Accounts receivable	2,889,234	3,021,171
Prepayments and other assets	2,696,381	2,928,591
Amounts due from related parties	281,710	495,501
Licensed copyrights, net	1,163,839	1,261,760

Total current assets	19,853,443	25,618,563

Non-current assets:
Fixed assets, net	1,618,147	1,746,679
Long-term investments	2,572,040	2,568,368
Deferred tax assets, net	23,873	23,873
Licensed copyrights, net	6,640,910	6,327,855
Intangible assets, net	1,678,193	1,559,022
Produced content, net	3,736,063	4,213,078
Prepayments and other assets	4,695,883	5,151,044
Goodwill	3,888,346	3,888,346
Amounts due from related parties	52,800	64,800

Total non-current assets	24,906,255	25,543,065

Total assets	44,759,698	51,161,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	10,162,366	10,351,228
Amounts due to related parties	692,390	940,117
Customer advances and deferred revenue	2,195,283	1,960,719
Short-term loans	3,046,449	3,586,155
Long-term loans, current portion	83,720	79,066
Accrued expenses and other liabilities	3,632,148	3,763,934

Total current liabilities	19,812,356	20,681,219

Non-current liabilities:
Long-term loans	644,169	651,276
Convertible senior notes	4,712,284	11,553,301
Deferred tax liabilities	96,405	83,530
Amounts due to related parties	1,281,370	1,260,504
Other non-current liabilities	57,551	291,001

Total non-current liabilities	6,791,779	13,839,612

Total liabilities	26,604,135	34,520,831

Shareholders’ equity:

Class A ordinary shares	138	140
Class B ordinary shares	183	183
Additional paid-in capital	39,666,150	40,401,567
Accumulated deficit	(23,509,486)	(25,323,462)
Accumulated other comprehensive income	1,879,946	1,452,078
Non-controlling interests	118,632	110,291

Total iQIYI, Inc. shareholders’ equity	18,155,563	16,640,797

Total liabilities, mezzanine equity and shareholders’ equity	44,759,698	51,161,628